SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iTeos Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46565G104

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,142,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,142,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 35,283,580 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,273,893 shares of the Issuer’s Common Stock outstanding as of November 2, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and (ii) 9,687 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,142,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,142,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 35,283,580 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,273,893 shares of the Issuer’s Common Stock outstanding as of November 2, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and (ii) 9,687 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,687*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,687*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents options exercisable by the Reporting Person within the next 60 days.
**

Based on 35,283,580 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,273,893 shares of the Issuer’s Common Stock outstanding as of November 2, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and (ii) 9,687 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,142,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,142,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 35,283,580 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,273,893 shares of the Issuer’s Common Stock outstanding as of November 2, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and (ii) 9,687 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 46565G104	SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on August 7, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC, Aaron I. Davis, and Joe Lewis, as amended by Amendment No. 1 filed on January 6, 2022. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. For purposes of this Amendment No. 2, the “Reporting Persons” is defined collectively as Boxer Capital, Boxer Management, Mr. Davis and Mr. Lewis. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 35,283,580 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,273,893 shares of the Issuer’s Common Stock outstanding as of November 2, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and (ii) 9,687 shares of Common Stock subject to options exercisable within the next 60 days.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,151,745 shares of Common Stock, representing 8.9% of the outstanding Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 3,142,058 shares of Common Stock which represents 8.9% of the outstanding Common Stock. Aaron I Davis beneficially owns 9,687 shares of Common Stock which represents 0.03% of the outstanding Common Stock.

In connection with his service as a director of the Issuer, Aaron I. Davis received from the Issuer grants of options to purchase shares of Common Stock of the Issuer. The table below reflects options to purchase shares of Common Stock of the Issuer owned by Aaron I. Davis that are not currently exercisable within the next 60 days:

Grant Date	Number of Options Not Exercisable Within 60 Days	Vesting Schedule
7/23/2020	6,921	The remainder of the grant will vest in equal monthly installments until the third anniversary of the grant date.
6/17/2021	16,608	The grant will vest upon the earlier of June 17, 2022 or the next annual meeting of the Issuer’s stockholders.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

Aaron I. Davis has sole power to vote or to direct the vote of the 9,687 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 3,142,058 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

Aaron I. Davis has sole power to dispose or to direct the disposition of the 9,687 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

CUSIP No. 46565G104	SCHEDULE 13D

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or direct the disposition of the 3,142,058 shares of Common Stock they beneficially own.

(c) Other than as described below, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

Boxer Capital effected the following transactions in the Common Stock in the last 60 days:

Date	Transaction	Shares of Common Stock	Price Per Share
3/17/2022	Sale	575,201	$35.25

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated July 31, 2020, among Boxer Capital, Boxer Management, MVA Investors, Aaron I. Davis and Joe Lewis, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on August 7, 2020.

CUSIP No. 46565G104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2022

BOXER CAPITAL, LLC

By:	/s/Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually